Mail Stop 3561
								July 27, 2005

Mr. Steven Malone, CEO
Findex.com, Inc.
11204 Davenport Street, Suite 100
Omaha, NE 68154

Re:	Findex.com, Inc.
	Item 4.02 Form 8-K
      Filed 7/22/05
	File No. 000-29963

Dear Mr. Malone:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In the first paragraph of your disclosure, please delete the phrase in the first sentence which states "not to be materially misleading" with respect to your financial statements. We believe that it would be more appropriate to replace this language with a phrase such as "to comply with generally accepted accounting principles". This revision is requested because the Division of Corporation Finance does not determine whether financial statements are materially misleading.

2. Because the comparative financial statements for the year ended December 31, 1999 will be included in the restated Form 10-KSB for the year ended December 31, 2000, you may elect to restate the financial statements for both years in the revised 10-KSB for the year ended December 31, 2000. If you elect to do this, please delete the reference in parentheses regarding the filing of the December 31,
1999 financial statements on Form 8/K/A, since this filing will not be amended. However, please note that the reference to the period itself should be retained.

3. Please tell us how you determined that the quarterly periods prior to June 30, 2002 would not be affected by the restatements. Also, it would appear that the financial statements for the year ended December 31, 2001 would also need to be restated, due to the effect on retained earnings for restatements relating to prior periods. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

4. With regards to your bullet point disclosures regarding the recommended changes, please consider whether including separate categories for each distinct type of change may be appropriate. For example, some of the changes noted will result in a restatement of the statement of operations for the respective period, whereas other proposed changes will not affect the reported net income or loss, but will result in a reclassification between line items, or a change in the description of a line item.

5. Please revise your disclosures to clarify the exact nature of the following items:
* The error correction noted in the first bullet point. Please clarify how the transaction was originally recorded and how it will be recorded following the restatement.
* Each of the items that were previously characterized as "non-recurring items". Please expand your disclosure to provide more details regarding the nature of each adjustment or expense. In addition, please disclose how each transaction is classified in the statement of operations.

6. We note that you intend to file restated financial statements for the periods noted. Please tell us how, and when, you expect to file them. If not currently known, please state this in your disclosure.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Carlton Tartar, Staff Accountant, at (202) 551-3387, or Tia Jenkins, Senior Assistant
Chief
Accountant, at (202) 551-3871.

							Sincerely,



							Carlton Tartar
							Staff Accountant


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE